UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Address of Principal Business Office (No. & Street, City, State, Zip Code):	Columbia Credit Income Opportunities Fund 290 Congress Street Boston, Massachusetts, 02110

Telephone Number (including area code):	(866) 666-1532

Name and address of agent for service of process:	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02110
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
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SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, Columbia Credit Income Opportunities Fund has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 25th day of November, 2024.
Columbia Credit Income Opportunities Fund
By:	/s/ Daniel J. Beckman
Daniel J. Beckman Trustee and President

Attest	/s/ Michael G. Clarke
Michael G. Clarke Chief Financial Officer